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March 28, 2014
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Anne Nguyen Parker
	Branch Chief	Jeff M. Dobbs
	Division of Corporation Finance	Direct Tel +1 713 238 2697
	Securities and Exchange Commission	Direct Fax +1 713 238 4697
	100 F Street, NE	jdobbs@mayerbrown.com
Washington, D.C. 20549

Re:	ION Geophysical Corporation
Registration Statement on Form S-4
Filed February 25, 2014
File No. 333-194110

Dear Ms. Parker:

This letter is submitted on behalf of ION Geophysical Corporation (the “Company”) and the additional registrant guarantors (together with the Company, the “Registrants”) in response to comments raised by the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) in the Staff’s letter to Mr. David L. Roland with the Company, dated March 21, 2014, with respect to the Registration Statement on Form S-4, File No. 333-194110, initially filed with the SEC on February 25, 2014 (the “Registration Statement”).  The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Staff’s letter.  For your convenience, your comments have been reproduced below, together with the responses of the Company.

Concurrently with the submission of this letter, the Registrants are submitting, via EDGAR, Amendment No. 1 to the Registration Statement (the “Amendment”) for filing under the Securities Act of 1933, as amended.  The Amendment includes revisions made in response to comments of the Staff contained in your comment letter.

Cautionary Statement Regarding Forward Looking Statements, page iii

1.              The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response:  In response to the Staff’s comment, the Company has revised the section of the Amendment entitled “Cautionary Statement Regarding Forward-Looking Statements” to state explicitly that the safe harbor protections do not apply to statements made in connection with the

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

March 28, 2014

offer, as set forth in the attached Exhibit A, which is marked to show the changes made to the existing Cautionary Statement Regarding Forward-Looking Statements section of the Registration Statement.

Exhibit 5.2

2.              Please file a revised legality opinion that opines on whether the Louisiana Guarantor Guarantee will be a binding obligation of the Louisiana Guarantor.

Response:  In response to the Staff’s comment, we have filed revised opinions of Mayer Brown LLP and Liskow and Lewis, Plc as Exhibits 5.1 and 5.2, respectively, to the Amendment.

Additionally, please be advised that the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•                  Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to such filings;

•                  the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not foreclose the SEC from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments or the Staff’s declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call David L. Roland, Esq. at 281-933-3339, or me at 713-238-2697.  Thank you for your assistance.

Very truly yours,

/s/ Jeff M. Dobbs
Jeff M. Dobbs
Mayer Brown LLP

cc:	David L. Roland
Senior Vice President, General Counsel and Corporate Secretary
ION Geophysical Corporation

EXHIBIT A

REVISED CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS SECTION

The following is an excerpt of the first paragraph of the section of the Amendment entitled “Cautionary Statement Regarding Forward-Looking Statements”, marked against the existing Cautionary Statement Regarding Forward-Looking Statements section of the Registration Statement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference statements concerning our future results and performance and other matters that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).  The safe harbor protections provided in Section 27A of the Securities Act and Section 21E of the Exchange Act do not apply to statements made in connection with this exchange offer.  These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements express or implied by such forward-looking statements.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “would,” “should,” “intend,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of such terms or other comparable terminology. Examples of other forward-looking statements contained or incorporated by reference in this prospectus include statements regarding: